United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:
CRACKER BARREL OLD COUNTRY STORE, INC.

2.	Name of person relying on exemption:
THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:
401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow Cracker Barrel shareholders,

The Accountability Board, Inc. (TAB) is proud to include Cracker Barrel in our investment portfolio.

We have analyzed the company’s latest proxy and will be voting FOR the election of each director.

As described at AccountabilityBoard.org, we use the Global Voting Principles of Institutional Shareholder Services (ISS) as our guidepost when evaluating and engaging the companies in our investment portfolio. These principles are centered on the four key tenets of accountability, stewardship, independence, and transparency.

TAB agrees with the company’s statement in its 2022 proxy that its current leadership structure (with an independent director serving as Chairman) best serves shareholders.

TAB is also supportive of the company’s shift to allowing virtual attendance at this year’s annual meeting. As background, in 2021, shareholders passed a proposal requesting that Cracker Barrel allow for virtual meeting attendance. The proposal was non-binding though, and thus the Board was not required to institute the requested shift. The fact that the Board nevertheless did approve this change and has now moved to a virtual meeting format demonstrates its flexibility and accountability to shareholders.

And finally, we were pleased to see that under the Board’s leadership, Cracker Barrel published its first-ever comprehensive ESG report in 2021 featuring disclosures on climate, animal welfare, and other important ESG matters.

For these reasons, among others, TAB will be voting FOR the election of each director.

Thank you.

Note: We are not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.